EXHIBIT 3.1

HILLTOP HOLDINGS INC.

ARTICLES SUPPLEMENTARY

Hilltop Holdings Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Under a power contained in Section 6.4 of Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”), by resolution duly adopted at a meeting duly called and held on November 4, 2010, reclassified and designated 750,000 authorized but unissued shares of the Corporation’s 8.25% Series A Cumulative Redeemable Preferred Stock, $.01 par value per share (the “Shares”), as authorized but unissued shares of the Corporation’s Preferred Stock, $.01 par value per share (the “Preferred Stock”).

SECOND:  A description of the Preferred Stock is contained in Section 6.4 of Article VI of the Charter.

THIRD:  The Shares have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

FOURTH:  These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FIFTH:  The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer and President, and attested to by its Secretary, on this 15th day of December 2010.

ATTEST:	HILLTOP HOLDINGS INC.

/s/ COREY G. PRESTIDGE	By:	/s/ JEREMY B. FORD	(SEAL)
Name: Corey G. Prestidge	Name:	Jeremy B. Ford
Title: Secretary	Title:	Chief Executive Officer and President